UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

XATA Corporation
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
983882309
(CUSIP Number)
Frederic D. Fenton
Technology Crossover Ventures
528 Ramona Street
Palo Alto, California 94301
Telephone: (650) 614-8200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 4, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: TCV VII, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

CAYMAN ISLANDS

	7	SOLE VOTING POWER:

NUMBER OF		7,795,159 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		7,795,159 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,795,159 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

47.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(A) Please see Item 5. Includes (i) Series G Preferred Stock that will be immediately convertible into 5,996,276 shares of Common Stock and (ii) Warrants that will be immediately exercisable for 1,798,883 shares of Common Stock, in each case following mandatory conversion of an aggregate principal amount of $17,988,828 of the Notes in accordance with, and subject to, their terms.

1	NAMES OF REPORTING PERSONS: TCV VII (A), L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

CAYMAN ISLANDS

	7	SOLE VOTING POWER:

NUMBER OF		4,048,210 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,048,210 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,048,210 SHARES OF COMMON STOCK

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

31.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(A) Please see Item 5. Includes (i) Series G Preferred Stock that will be immediately convertible into 3,114,008 shares of Common Stock and (ii) Warrants that will be immediately exercisable for 934,202 shares of Common Stock, in each case following mandatory conversion of an aggregate principal amount of $9,342,024 of the Notes in accordance with, and subject to, their terms.

1	NAMES OF REPORTING PERSONS: TCV MEMBER FUND, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

CAYMAN ISLANDS

	7	SOLE VOTING POWER:

NUMBER OF		73,297 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		73,297 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

73,297 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(A) Please see Item 5. Includes (i) Series G Preferred Stock that will be immediately convertible into 56,382 shares of Common Stock and (ii) Warrants that will be immediately exercisable for 16,915 shares of Common Stock, in each case following mandatory conversion of an aggregate principal amount of $169,146 of the Notes in accordance with, and subject to, their terms.

1	NAMES OF REPORTING PERSONS: TECHNOLOGY CROSSOVER MANAGEMENT VII, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

CAYMAN ISLANDS

	7	SOLE VOTING POWER:

NUMBER OF		11,843,369 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		11,843,369 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,843,369 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

57.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(A) Please see Item 5. Includes (i) Series G Preferred Stock that will be immediately convertible into 9,110,284 shares of Common Stock and (ii) Warrants that will be immediately exercisable for 2,733,085 shares of Common Stock, in each case following mandatory conversion of an aggregate principal amount of $27,330,852 of the Notes in accordance with, and subject to, their terms.

1	NAMES OF REPORTING PERSONS: TECHNOLOGY CROSSOVER MANAGEMENT VII, LTD. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

CAYMAN ISLANDS

	7	SOLE VOTING POWER:

NUMBER OF		11,916,666 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		11,916,666 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,916,666 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

57.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(A) Please see Item 5. Includes (i) Series G Preferred Stock that will be immediately convertible into 9,166,666 shares of Common Stock and (ii) Warrants that will be immediately exercisable for 2,750,000 shares of Common Stock, in each case following mandatory conversion of an aggregate principal amount of $27,499,998 of the Notes in accordance with, and subject to, their terms.

1	NAMES OF REPORTING PERSONS: JAY C. HOAG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,916,666 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

11,916,666 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,916,666 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

57.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5. Includes (i) Series G Preferred Stock that will be immediately convertible into 9,166,666 shares of Common Stock and (ii) Warrants that will be immediately exercisable for 2,750,000 shares of Common Stock, in each case following mandatory conversion of an aggregate principal amount of $27,499,998 of the Notes in accordance with, and subject to, their terms.

1	NAMES OF REPORTING PERSONS: RICHARD H. KIMBALL I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,916,666 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

11,916,666 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,916,666 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

57.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5. Includes (i) Series G Preferred Stock that will be immediately convertible into 9,166,666 shares of Common Stock and (ii) Warrants that will be immediately exercisable for 2,750,000 shares of Common Stock, in each case following mandatory conversion of an aggregate principal amount of $27,499,998 of the Notes in accordance with, and subject to, their terms.

1	NAMES OF REPORTING PERSONS: JOHN L. DREW I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,916,666 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

11,916,666 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,916,666 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

57.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5. Includes (i) Series G Preferred Stock that will be immediately convertible into 9,166,666 shares of Common Stock and (ii) Warrants that will be immediately exercisable for 2,750,000 shares of Common Stock, in each case following mandatory conversion of an aggregate principal amount of $27,499,998 of the Notes in accordance with, and subject to, their terms.

1	NAMES OF REPORTING PERSONS: JON Q. REYNOLDS, JR. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,916,666 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

11,916,666 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,916,666 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

57.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5. Includes (i) Series G Preferred Stock that will be immediately convertible into 9,166,666 shares of Common Stock and (ii) Warrants that will be immediately exercisable for 2,750,000 shares of Common Stock, in each case following mandatory conversion of an aggregate principal amount of $27,499,998 of the Notes in accordance with, and subject to, their terms.

1	NAMES OF REPORTING PERSONS: WILLIAM J.G. GRIFFITH IV I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,916,666 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

11,916,666 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,916,666 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

57.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5. Includes (i) Series G Preferred Stock that will be immediately convertible into 9,166,666 shares of Common Stock and (ii) Warrants that will be immediately exercisable for 2,750,000 shares of Common Stock, in each case following mandatory conversion of an aggregate principal amount of $27,499,998 of the Notes in accordance with, and subject to, their terms.

1	NAMES OF REPORTING PERSONS: ROBERT W. TRUDEAU I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,916,666 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

11,916,666 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,916,666 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

57.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5. Includes (i) Series G Preferred Stock that will be immediately convertible into 9,166,666 shares of Common Stock and (ii) Warrants that will be immediately exercisable for 2,750,000 shares of Common Stock, in each case following mandatory conversion of an aggregate principal amount of $27,499,998 of the Notes in accordance with, and subject to, their terms.

1	NAMES OF REPORTING PERSONS: CHRISTOPHER P. MARSHALL I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		15,100 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,916,666 SHARES OF COMMON STOCK (A)(B)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		15,100 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

11,916,666 SHARES OF COMMON STOCK (A)(B)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,931,766 SHARES OF COMMON STOCK (A)(B)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

57.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Does not include (i) certain shares of Preferred Stock of the Company immediately convertible into shares of Common Stock or warrants immediately exercisable for shares of Common Stock (collectively, the “Trident Securities”) or (ii) certain shares of restricted Common Stock or options exercisable for shares of Common Stock (together, the “Trident Awards”), in each case beneficially owned by Trident Capital Management-V, L.L.C. (“TCMV”) and/or Trident Capital Fund-V, L.P., Trident Capital Fund-V Affiliates Fund, L.P., Trident Capital Fund-V Affiliates Fund (Q), L.P., Trident Capital Fund-V Principals Fund, L.P. and/or Trident Capital Parallel Fund-V, C.V. (collectively, the “Trident Funds”). The Trident Awards were granted to Mr. Marshall in his capacity as a director nominated to the Board of Directors of the Company by TCMV, and the Trident Awards are held directly by Mr. Marshall solely for the benefit of TCMV pursuant to the terms of TCMV’s operating agreement. Mr. Marshall disclaims beneficial ownership of the Trident Awards and of any shares of Common Stock that may be received upon the exercise thereof. In addition, Mr. Marshall is a former member of TCMV and, as such, has a continuing indirect interest in the Trident Securities held by certain Trident Funds. Mr. Marshall disclaims beneficial ownership of the Trident Securities and of any shares of Common Stock that may be received upon the conversion or exercise of any Trident Securities, except to the extent of his pecuniary interest therein.
(B) Please see Item 5. Includes (i) Series G Preferred Stock that will be immediately convertible into 9,166,666 shares of Common Stock and (ii) Warrants that will be immediately exercisable for 2,750,000 shares of Common Stock, in each case following mandatory conversion of an aggregate principal amount of $27,499,998 of the Notes in accordance with, and subject to, their terms.

ITEM 1. SECURITY AND ISSUER.
This statement relates to shares of Common Stock, $0.01 par value per share (the “Common Stock”), of XATA Corporation, a Minnesota corporation (“XATA” or the “Company”). The Company’s principal executive offices are located at 965 Prairie Center Drive, Eden Prairie, Minnesota 55344.
ITEM 2. IDENTITY AND BACKGROUND.
(a)-(c), (f). This statement is being filed by (1) TCV VII, L.P., a Cayman Islands exempted limited partnership (“TCV VII”), (2) TCV VII (A), L.P., a Cayman Islands exempted limited partnership (“TCV VII(A)”), (3) TCV Member Fund, L.P., a Cayman Islands exempted limited partnership (“Member Fund” and, together with TCV VII and TCV VII(A), the “Purchasers”), (4) Technology Crossover Management VII, L.P., a Cayman Islands exempted limited partnership (“Management VII”), (5) Technology Crossover Management VII, Ltd., a Cayman Islands exempted company (“TCM VII”), (6) Jay C. Hoag (“Mr. Hoag”), (7) Richard H. Kimball (“Mr. Kimball”), (8) John L. Drew (“Mr. Drew”), (9) Jon Q. Reynolds, Jr. (“Mr. Reynolds”), (10) William J.G. Griffith IV (“Mr. Griffith”), (11) Robert W. Trudeau (“Mr. Trudeau”), and (12) Christopher P. Marshall (“Mr. Marshall”). TCV VII, TCV VII(A), Member Fund, Management VII, TCM VII, Mr. Hoag, Mr. Kimball, Mr. Drew, Mr. Reynolds, Mr. Griffith, Mr. Trudeau and Mr. Marshall are sometimes collectively referred to herein as the “Reporting Persons.” The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto.
TCV VII, TCV VII(A), Member Fund, Management VII and TCM VII (collectively, the “TCV Entities”) are each principally engaged in the business of investing in securities of privately and publicly held companies. Management VII is the direct general partner of TCV VII and TCV VII(A). TCM VII is the direct general partner of Management VII, the ultimate general partner of TCV VII and TCV VII(A) and a general partner of Member Fund. The address of the principal business and office of each of the TCV Entities is 528 Ramona Street, Palo Alto, California 94301.
Mr. Hoag, Mr. Kimball, Mr. Drew, Mr. Reynolds, Mr. Griffith, Mr. Trudeau and Mr. Marshall (collectively, the “TCM VII Directors”) are the Class A Directors of TCM VII. The TCM VII Directors are each United States citizens and the present principal occupation of each is as a venture capital investor. The business address of each of the TCM VII Directors is 528 Ramona Street, Palo Alto, California 94301.
(d), (e). During the last five years, none of the Reporting Persons has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
Pursuant to the terms of a Note Purchase Agreement, dated December 4, 2009, by and among the Company, TCV VII, TCV VII(A), Member Fund, the Trident Funds, and G.W. 2001 Fund L.P. (the “Note Purchase Agreement”), the Purchasers purchased from the Company an aggregate principal amount of Senior Mandatorily Convertible Promissory Notes equal to $27,499,998 (the “Notes”). The Notes are mandatorily convertible, in accordance with, and subject to, their terms, into (i) 9,166,666 shares (the “Shares”) of Series G Preferred Stock of the Company (the “Series G Preferred Stock”), and (ii) warrants to purchase 2,750,000 shares of Common Stock at an exercise price of $3.00 per share (the “Warrants” and, together with the Shares, the “Securities”), as further described in Item 4 below. Following the issuance of the Shares upon conversion of the Notes, each Share will be immediately convertible into one share of Common Stock.
The source of funds for the acquisition of the Notes by the Purchasers was from capital contributions from their respective partners.
ITEM 4. PURPOSE OF TRANSACTION.
Notes and Note Purchase Agreement
The Purchasers purchased the Notes from the Company pursuant to the Note Purchase Agreement. The Notes are senior unsecured obligations of the Company that bear interest at a rate of 14% per year. All principal and accrued but unpaid interest is due and payable on the earlier of (i) November 1, 2010 and (ii) immediately upon consummation of a Change in Control (as defined in the Notes). In the event that a Change in Control occurs prior to payment in full of the Notes, in addition to payment of principal and accrued but unpaid interest, the Purchasers will be entitled to receive an amount upon consummation of such Change in Control equal to the greater of (x) 50% of the principal amount of the Notes or (y) the amount above the principal amount of the Notes which the Purchasers would have received in the Change in Control had the Notes been converted into the Securities immediately prior to the consummation of such Change in Control.
Prior to their maturity, the Notes will mandatorily convert into the Securities upon (i) the Company’s receipt of all necessary approvals from its shareholders in order to permit the consummation of the transactions contemplated by the Note Purchase Agreement and the Notes, including approval of an amendment and restatement of the Company’s articles of incorporation (the “Amended Articles”) from a majority of the holders of the Common Stock and each series of outstanding preferred stock of the Company (calculated on an as-converted to Common Stock basis) and approvals that are necessary under the rules and regulations of Nasdaq in connection with the issuance of the Securities (the “Shareholder Approvals”) from a majority of the holders of the Common Stock (calculated on an as-converted to Common Stock basis), and (ii) following receipt of the Shareholder Approvals, the filing of the Amended Articles with the Secretary of State of the State of Minnesota. Upon conversion, all accrued but unpaid interest on the Notes will be forgiven and the Company will not have any obligation to pay such interest to the Purchasers. In the event the Company fails to make payment on the Note when due, overdue amounts will bear interest at a rate of 20% per year.
Under the terms of the Note Purchase Agreement, the Company has agreed to (i) prepare a proxy statement and file it with the Securities and Exchange Commission within 60 days following the date of the Note Purchase Agreement in order to convene a meeting of the Company’s shareholders at which the Company will seek the Shareholder Approval (the “Shareholders Meeting”), (ii) cause such proxy statement to be mailed to the Company’s shareholders within 90 days following the date of the Note Purchase Agreement, and (iii) hold the Shareholders Meeting within 120 days following the date of the Note Purchase Agreement.
In the Note Purchase Agreement, the Company has also agreed, subject to certain limitations, to register the resale of all or a portion of the shares of Common Stock issuable upon conversion of the Shares and upon exercise of the Warrants (the “Registrable Securities”) following the written request of the holders of a majority of the Registrable Securities (the “Majority Holders”) by filing one or more registration statements on Form S-3 (or another appropriate form) or, in certain circumstances in connection with an underwritten public offering, on Form S-1 (or a similar form) with the Securities and Exchange Commission within 90 days following such request, and to cause such registration statement to become effective within 150 days following the date of such registration request (or, in the case of a Form S-3 other than the initial Form S-3 requested by the Majority Holders, 30 days and 90 days following the date of the applicable registration request, respectively). In the event that the Company fails to file or cause to be declared effective a registration statement on Form S-3 within certain specified time periods following a registration request from the Majority Holders the Company may, in certain circumstances, be required to issue additional warrants to purchase shares of Common Stock to the Purchasers on the terms set forth in the Note Purchase Agreement. The Company has agreed to take such actions as may be necessary to keep any registration statement filed pursuant to the Note Purchase Agreement continuously effective until the earlier of (i) December 4, 2018 and (ii) such time as all Registrable Securities then held by the Purchasers may be sold without volume or other restrictions during any and all three months periods without compliance with the registration requirements of the securities laws pursuant to Rule 144, subject to the Company’s right to suspend the sale of Common Stock pursuant to such registration statement and the use of the related prospectus that is part of the registration statement during specified periods under certain circumstances. The Company has also agreed to provide the Purchasers with certain piggyback registration rights to participate in underwritten public offerings of the Company’s securities.
The Company is obligated to pay all of the expenses it incurs in connection with complying with its registration obligations under the Note Purchase Agreement and the Purchaser’s exercise of their registration rights contained in the Note Purchase Agreement (other than underwriting discounts and selling commissions), including reasonable fees and expenses of one counsel to the Purchasers not to exceed $50,000. The Company has agreed to indemnify the Purchasers and related persons against certain liabilities under the securities laws in connection with the sale of securities under such registrations.
A copy of the Note Purchase Agreement is attached hereto as Exhibit 2 and a copy the form of Note issued to the Purchasers is attached hereto as Exhibit 3, each of which is incorporated by reference herein.
Support Agreements
On December 4, 2009, TCV VII and TCV VII(A), entered into support agreements (collectively, the “Support Agreements”) with each of (i) John Deere Special Technologies Group, Inc. (“JDSTG”), (ii) GW 2001 Fund, L.P. and Weber Capital Partners II, L.P., and (iii) the Trident Funds (collectively, the “Supporting Stockholders”).
Pursuant to the terms of the Support Agreements, each of the Supporting Stockholders has agreed to vote any Common Stock or other equity securities of the Company owned by such Supporting Stockholder as of the date of the Support Agreement or thereafter acquired (subject to certain limitations), among other things, (a) in favor of the approval of the Note Purchase Agreement and the Notes, (b) in favor of approving the Amended Articles, including any amendment to any certificate of designation of preferences of any series of preferred stock of the Company owned by such Supporting Stockholder, (c) in favor of any approvals necessary or required under the rules and regulations of Nasdaq in connection with the transactions contemplated by the Note Purchase Agreement and the Notes and the issuance of any Securities (including approval under Nasdaq Listing Rule 5635), (d) in favor of any adjournment or postponement recommended by the Company with respect to the Shareholders Meeting, (e) against any Alternative Transaction (as defined in the Note Purchase Agreement), (f) against any change in the business, management or Board of Directors of the Company (other than in connection with the transactions contemplated by the Note Purchase Agreement or as approved by a majority of the Board of Directors) and (g) against any proposal, action or agreement that would impede, frustrate, prevent or nullify any provision of the Support Agreement, the Note Purchase Agreement, the Notes or the approval of the Amended Articles. In the Support Agreements the Supporting Stockholders also agree, among other matters, not to sell or transfer, offer to sell or transfer or enter into any agreement to sell or transfer any shares of Common Stock or other equity securities of the Company owned by such Supporting Stockholder as of the date of the Support Agreement or thereafter acquired without the prior written approval of TCV VII and TCV VII(A), or to grant any power-of-attorney or proxy with respect thereto, and not to solicit or participate in any Alternative Transaction. Each of the Support Agreements terminates upon the mutual agreement of TCV VII and TCV VII(A) and the applicable Supporting Stockholders or the conversion or payment in full of all of the Notes in accordance with their terms.
Based upon representations of the Company made in the Note Purchase Agreement and information made available by the Company in its filings with the Securities and Exchange Commission, as of December 4, 2009, the shares of Common Stock and other equity securities covered by the Support Agreements represent, in the aggregate, approximately 55.6% of the outstanding shares of Common Stock of the Company that would have been entitled to vote at the Shareholders Meeting had the Shareholders Meeting been held on such date (calculated on an as-converted to Common Stock basis) and represent a majority of the outstanding shares of each series of preferred stock of the Company that would have been entitled to vote at the Shareholders Meeting had the Shareholders Meeting been held on such date.
A copy of the form of Support Agreement is attached hereto as Exhibit 4 and is incorporated by reference herein.

Certificate of Designation
The rights and privileges of the Shares are contained in the Certificate of Designation of Preferences of Series G Preferred Stock of the Company (the “Certificate of Designation”) which is included within the Amended Articles. The Company has agreed to file the Amended Articles, including the Certificate of Designation, within two business days after the date on which the Company receives confirmation that the Shareholder Approval was obtained at the Shareholders Meeting and, upon such filing, the Notes will automatically convert into the Shares and the Warrants.
Under the Certificate of Designation, the Purchasers, at each of their option, will be able to convert their Shares at any time into a number of shares of Common Stock determined by dividing the initial issuance price for the Series G Preferred Stock, equal to $3.00 per share (the “Original Series G Issue Price”), by the Conversion Price (as such term is defined in the Certificate of Designation), which is initially set at $3.00 per share, rounded to the nearest whole number of shares. The Conversion Price is subject to certain anti-dilution adjustments related to stock splits, recapitalizations, mergers, reorganizations and similar transactions.
In the event of a Liquidation Event (as such term is defined in the Certificate of Designation), unless waived by a majority of the outstanding shares of Series G Preferred Stock (or any class or series that has priority or preference over the Series G Preferred Stock), each holder of Series G Preferred Stock is entitled to receive, prior to any distribution to the holders of the Company’s outstanding Series F Preferred Stock, Series D Preferred Stock, Series C Preferred Stock, Series B Preferred Stock and Common Stock, the greater of (i) an amount per share equal to the Original Series G Issue Price(as adjusted for any stock dividends, combinations or splits with respect to such shares), plus any declared but unpaid dividends, and (ii) the amount such holder would have received in connection with the Liquidation Event if the holder held the number of shares of Common Stock issuable upon conversion of the Series G Preferred Stock then held by such holder. If the Company pays a dividend on any capital stock of the Company other than the Series G Preferred Stock, including the Common Stock (other than any dividend with respect to any subsequently issued class or series of capital stock that by its terms is senior to the Series G Preferred with respect to the payment of dividends and other than the existing accruing dividend paid on the Series B Preferred Stock), then the Company must pay a dividend on all outstanding shares of Series G Preferred Stock in an amount per share equal to the maximum amount paid or set aside for any such other share of capital stock (determined on an as-converted to Common Stock basis).
Except as noted in the following sentence, the Company is required to redeem all of the outstanding shares of Series G Preferred Stock at the election of 60% of the holders thereof, at a price per Share equal to the Original Series G Issue Price (as adjusted for stock dividends, splits, recapitalizations and the like) plus accrued and unpaid dividends, at any time following the occurrence of the earliest of (i) the date that is five years after the first issuance of Series G Preferred Stock, (ii) a Change in Control (as defined in the Certificate of Designation), or (iii) the occurrence of certain adverse judgments against the Company, certain defaults on the Company’s indebtedness or a bankruptcy of the Company or similar event. However, the Company may, at its option, decline to redeem such shares of Series G Preferred Stock, but if the Company declines to redeem the Series G Preferred Stock, the Series G Preferred Stock will begin to bear cumulative dividends from the time of the election to redeem at the rate of 4% of the original issue price per annum. The Shares are also redeemable by the Company at any time following the date five years from the original issuance of the Shares, at a price per Share equal to the Original Series G Issue Price (as adjusted for stock dividends, splits, recapitalizations and the like) plus accrued and unpaid dividends, but only if (i) the market value of the Common Stock is at least three times the then effective Conversion Price on each of the 70 consecutive trading days immediately preceding the date the notice of such optional redemption is delivered by the Company and on each of the 20 consecutive trading days immediately preceding the date scheduled for such redemption and (ii) either (x) a registration statement is in effect with respect to all of the shares of Common Stock issuable upon conversion of the Series G Preferred Stock then outstanding and all such shares of Common Stock would then be saleable into the public market by the holders therefor pursuant to such registration statement without any other restriction under applicable securities laws (other than notice requirements and volume limitations, if applicable, due to status as an affiliate of the Company) or (y) all of the shares of Common Stock issuable upon conversion of the Series G Preferred Stock can be sold without volume or other restrictions during any and all three-month periods without compliance with registration requirements pursuant to Rule 144(b)(1).
The Certificate of Designation provides that the holders of a majority of the outstanding shares of Series G Preferred Stock, voting as a separate class, are entitled to nominate and elect one member of the Company’s Board of Directors for so long as at least 2,500,000 shares of Series G Preferred Stock remain outstanding.
The holders of the Series G Preferred Stock have the right to vote with the holders of Common Stock as a single class on any matter submitted to a vote of the holders of Common Stock and are entitled to vote that number of votes equal to the aggregate number of shares of Common Stock issuable upon the conversion of such holders’ shares of Series G Preferred Stock. In addition, for so long as at least 3,000,000 shares of Series G Preferred Stock are outstanding, the affirmative vote of the holders of a majority of the outstanding shares of Series G Preferred Stock, voting as a separate class, is required for the Company to (i) create (by new authorization, recapitalization, designation or otherwise) or issue any class or series of stock or any other securities convertible into equity securities, or issued as units or in connection with equity securities of the Company, having any right, preference or privilege senior to or on parity with the Series G Preferred Stock with respect to dividends, redemption or liquidation preference, (ii) alter or change (whether pursuant to amendment, waiver or repeal of the Company’s articles or incorporation or bylaws or otherwise) the rights, preferences or privileges of the Series G Preferred Stock so as to adversely affect such shares, (iii) make any redemption, repurchase, payment or declaration of any dividend or distribution on any shares of capital stock of the Company other than the Series G Preferred Stock and certain dividends payable on Series B Preferred Stock, or (iv) enter into any bankruptcy, filing, liquidation or similar event. In addition, for so long as any shares of Series G Preferred Stock remain outstanding, the Company may not increase or decrease the number of authorized shares of Series G Preferred Stock without the written consent of holders of not less than 60% of the outstanding shares of Series G Preferred Stock.

A copy of the Certificate of Designation in the form included in the Articles Amendment is attached hereto as Exhibit 5 and is incorporated by reference herein.
Warrants
The Warrants represent the right to purchase shares of the Company’s Common Stock at an exercise price of $3.00 per share. Payment of the exercise price may be made in cash, or, subject to certain exceptions, through the surrender of Common Stock underlying Warrants with a fair market value equal to the exercise price of the Warrants being exercised (otherwise known as net-issue exercise). The exercise price and the number of shares issuable upon exercise of the Warrants is subject to anti-dilution adjustment in the event of stock splits and under certain other circumstances as set forth in the Warrants. The Warrants expire on the seventh anniversary of the date they were first issued.
A copy of the form of Warrant issued to the Purchasers is attached hereto as Exhibit 6 and is incorporated by reference herein.
Investor Rights Agreement
The Company and the Purchasers also entered into an Investor Rights Agreement on December 4, 2009 (the “Investor Rights Agreement”). Pursuant to the Investor Rights Agreement, the Purchasers have a right of first refusal to purchase their proportionate share (determined on a fully diluted, as-converted to Common Stock basis) of any new issuance of capital stock or other securities by the Company, subject to certain exclusions set forth in the Investors Rights Agreement. The Company also agrees that, until such time as the total number of shares of Series G Preferred Stock and Common Stock (calculated on an as-converted to Common Stock basis) held by the Purchasers and their affiliates is less than 30% of the total number of shares of Series G Preferred Stock and Common Stock (calculated on an as-converted to Common Stock basis) held by the Purchasers and their affiliates at the time of the mandatory conversion of the Notes, the Company will not, without first obtaining the approval of holders of a majority of the shares of Series G Preferred Stock and Common Stock held by the Purchasers and their affiliates (determined on an as-converted to Common Stock basis), (a) enter into transactions with the Company’s affiliates except upon terms that are not less favorable to the Company than the Company could obtain in a comparable arms-length transaction with an unaffiliated or disinterested third-party or (b) subject to certain limitations and exceptions, issue or sell, or be deemed to have issued or sold, Common Stock for an effective price less than the Fair Market Value (as defined in the Investor Rights Agreement) of the Common Stock as of the date of such issuance or sale. The Company has also agreed to provide the Purchasers with certain financial information and reporting and inspection rights, to consult, in good faith, with the Purchasers on matters relating to termination or selection of the Company’s president or chief executive officer and to maintain director and officer liability insurance in an amount not less than $10,000,000 on terms consistent with prevailing market terms.
A copy of the Investor Rights Agreement is attached hereto as Exhibit 7 and is incorporated by reference herein.
Voting Agreement
The Purchasers, the Company, and JDSTG entered into a Voting Agreement on December 4, 2009 (the “Voting Agreement”). Under the terms of the Voting Agreement, following the mandatory conversion of the Notes, if the Purchasers are no longer entitled to elect one member of the Company’s Board of Directors as provided in the Certificate of Designation, then so long as the Purchasers and their affiliates hold at least 800,000 shares of Common Stock (including any shares of Common Stock underlying Series G Preferred Stock and Warrants), JDSTG agrees to vote all shares of capital stock held by it for the election of a nominee of the Purchasers to the Board of Directors of the Company. The Voting Agreement also provides that the Company will enter into a customary indemnification agreement with any individual nominated by the Purchasers to serve as a director on the Company’s Board of Directors and, subject to certain limitations, provides that, at the Purchasers’ request, the Company will use its best efforts to cause its Board of Directors to appoint the Board designee of the Purchasers to serve as a member of each of the committees of the Board of Directors.
JDSTG grants the Purchasers a right of first refusal in the event that JDSTG proposes to sell or transfer shares of capital stock (subject to certain exceptions) with respect to a portion of such shares to be transferred or sold equal to the aggregate number of shares of Common Stock owned by the Purchasers (as calculated on a fully diluted, as-converted and as-exercised basis) over the aggregate number of shares of Common Stock owned by the Purchasers and any other stockholders having a right of first refusal with respect to the purchase of such shares from JDSTG (as calculated on a fully diluted, as-converted and as-exercised basis).
A copy of the Voting Agreement is attached hereto as Exhibit 8 and is incorporated by reference herein.
Indemnification Agreement
The Purchasers and the Company entered into an indemnification agreement on December 4, 2009 (the “Indemnification Agreement”) pursuant to which the Company agreed to indemnify Purchasers and certain related persons (the “Indemnitees”) against liabilities arising out of the Purchasers’ or such related person’s status as a controlling person, fiduciary or other agent or affiliate of the Company, including liabilities arising under the securities laws in connection with the sale of securities.

A copy of the Indemnification Agreement is attached hereto as Exhibit 9 and is incorporated by reference herein.
The Reporting Persons acquired the Notes and will acquire the Securities for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, investigate, evaluate, discuss, negotiate or agree to convert the Shares to Common Stock, exercise all or a portion of the Warrants, acquire additional shares of Common Stock from the Company or third parties and/or investigate, evaluate, discuss, negotiate or agree to retain and/or sell, exchange or dispose all or a portion of the Shares, the Warrants and/or Common Stock issued upon exercise of the Warrants or upon conversion of the Shares, in the open market, in privately negotiated transactions to the Company or third parties or through distributions to their respective partners, in change of control transactions or tender offers, or otherwise. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Company’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.
Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
(a), (b). As of the close of business on December 4, 2009, TCV VII, TCV VII(A), Member Fund, Management VII, TCM VII and the TCM VII Directors beneficially owned directly and/or indirectly the following shares:

Name of Investor	Number of Total Shares		Percentage of Outstanding Shares(*)
TCV VII	7,795,159	(1)	47.0%
TCV VII(A)	4,048,210	(2)	31.5%
Member Fund	73,297	(3)	0.8%
Management VII	11,843,369	(4)(**)	57.4%
TCM VII	11,916,666	(5)(**)	57.6%
Mr. Hoag	11,916,666	(5)(**)	57.6%
Mr. Kimball	11,916,666	(5)(**)	57.6%
Mr. Drew	11,916,666	(5)(**)	57.6%
Mr. Reynolds	11,916,666	(5)(**)	57.6%
Mr. Griffith	11,916,666	(5)(**)	57.6%
Mr. Trudeau	11,916,666	(5)(**)	57.6%
Mr. Marshall	11,931,766	(5)(6)(7)(**)	57.6%

(*)	All percentages in this table are based on (i) 8,787,994 shares of Common Stock of the Company outstanding as of December 4, 2009 as represented by the Company in the Note Purchase Agreement, plus (ii) shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) with respect to such Reporting Person.

(**)	Certain Reporting Persons disclaim beneficial ownership as set forth below.

(1)	Includes Series G Preferred Stock that will be immediately convertible into 5,996,276 shares of Common Stock and Warrants that will be immediately exercisable for 1,798,883 shares of Common Stock, in each case following mandatory conversion of the $17,988,828 principal amount of the Notes held by TCV VII in accordance with, and subject to, their terms.

(2)	Includes Series G Preferred Stock that will be immediately convertible into 3,114,008 shares of Common Stock and Warrants that will be immediately exercisable for 934,202 shares of Common Stock, in each case following mandatory conversion of the $9,342,024 principal amount of the Notes held by TCV VII(A) in accordance with, and subject to, their terms

(3)	Includes Series G Preferred Stock that will be immediately convertible into 56,382 shares of Common Stock and Warrants that will be immediately exercisable for 16,915 shares of Common Stock, in each case following mandatory conversion of the $169,146 principal amount of the Notes held by Member Fund in accordance with, and subject to, their terms.

(4)	Includes Series G Preferred Stock that will be immediately convertible into 9,110,284 shares of Common Stock and Warrants that will be immediately exercisable for 2,733,085 shares of Common Stock, in each case following mandatory conversion of the $27,330,852 aggregate principal amount of the Notes held by TCV VII and TCV VII(A) in accordance with, and subject to, their terms.

(5)	Includes Series G Preferred Stock that will be immediately convertible into 9,166,666 shares of Common Stock and Warrants that will be immediately exercisable for 2,750,000 shares of Common Stock, in each case following mandatory conversion of the $27,499,998 aggregate principal amount of the Notes held by TCV VII, TCV VII(A) and Member Fund in accordance with, and subject to, their terms.

(6)	Includes 15,100 shares of Common Stock owned individually by Mr. Marshall.

(7)	Does not include (i) certain shares of Preferred Stock of the Company immediately convertible into shares of Common Stock or warrants immediately exercisable for shares of Common Stock (collectively, the “Trident Securities”) or (ii) certain shares of restricted Common Stock or options exercisable for shares of Common Stock (together, the “Trident Awards”), in each case beneficially owned by TCMV and/or the Trident

Funds. The Trident Awards were granted to Mr. Marshall in his capacity as a director nominated to the Board of Directors of the Company by TCMV, and the Trident Awards are held directly by Mr. Marshall solely for the benefit of TCMV pursuant to the terms of TCMV’s operating agreement. Mr. Marshall disclaims beneficial ownership of the Trident Awards and of any shares of Common Stock that may be received upon the exercise thereof. In addition, Mr. Marshall is a former member of TCMV and, as such, has a continuing indirect interest in the Trident Securities held by certain Trident Funds. Mr. Marshall disclaims beneficial ownership of the Trident Securities and of any shares of Common Stock that may be received upon the conversion or exercise of any Trident Securities, except to the extent of his pecuniary interest therein
Each of the Purchasers has the sole power to dispose or direct the disposition of the Notes which it holds directly and, upon conversion of the Notes in accordance with, and subject to, their terms, each of the Purchasers will have the sole power to dispose or direct the disposition of the Securities which it will hold directly, and will have the sole power to dispose or direct the disposition of the shares of Common Stock acquired upon exercise of its respective Warrants, upon conversion of the Shares held by it or pursuant to additional acquisitions of Common Stock from the Company or otherwise, if any, made by it. Upon conversion of the Notes in accordance with, and subject to, their terms, each of the Purchasers will have the sole power to vote or direct the vote of its respective Shares and will have the sole power to vote or direct the vote the Common Stock acquired upon exercise of its respective Warrants, upon conversion of the Shares or pursuant to additional acquisitions of Common Stock from the Company or otherwise, if any, made by it.
TCM VII, as the ultimate general partner of TCV VII and TCV VII(A) and a general partner of Member Fund, and Management VII, as the direct general partner of TCV VII and TCV VII(A), may also be deemed to have the sole power to dispose or direct the disposition of any shares or other securities held by TCV VII and TCV VII(A) and, with respect to TCM VII, certain of the shares or other securities held by Member Fund and have the sole power to direct the vote of such shares. Each of TCM VII and Management VII disclaims beneficial ownership of such securities except to the extent of their respective pecuniary interest therein.
The TCM VII Directors are Class A Directors of TCM VII. Under the memorandum and articles of association of TCM VII, the Class A Directors have the shared power to dispose or direct the disposition of the shares or other securities held by TCV VII and TCV VII(A) and certain of the shares held by Member Fund and the shared power to direct the vote of such shares. Each of the TCM VII Directors disclaims beneficial ownership of the securities owned by TCM VII, Management VII, TCV VII, TCV VII(A) and Member Fund except to the extent of their respective pecuniary interest therein.
The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group.
Except as set forth in this Item 5(a) — (b), each of the Reporting Persons disclaims beneficial ownership of any Securities or underlying Common Stock owned beneficially or of record by any other Reporting Person.
(c). Except as set forth herein, none of the Reporting Persons have effected any transaction in the Company stock during the past 60 days.
(d). Except as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Notes, the Securities or the underlying Common Stock.
(e). Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
Item 4 above summarizes certain provisions of the Note Purchase Agreement, the Notes, the Support Agreements, the Certificate of Designation, the Warrants, the Investor Rights Agreement, the Voting Agreement, and the Indemnification Agreement. A copy of the Note Purchase Agreement is attached hereto as Exhibit 2 and is incorporated by reference herein. A copy of the form of Notes is attached hereto as Exhibit 3 and is incorporated by reference herein. A copy of the form of Supports Agreements is attached hereto as Exhibit 4 and is incorporated by reference herein. A copy of the Certificate of Designation is attached hereto as Exhibit 5 and is incorporated by reference herein. A copy of the form of Warrant is attached hereto as Exhibit 6 and is incorporated by reference herein. A copy of the Investor Rights Agreement is attached hereto as Exhibit 7 and is incorporated by reference herein. A copy of the Voting Agreement is attached hereto as Exhibit 8 and is incorporated by reference herein. A copy of the Indemnification Agreement is attached hereto as Exhibit 9 and is incorporated by reference herein.
Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
Exhibit 1 Joint Filing Agreement (incorporated by reference from Exhibit 1 to Schedule 13D relating to the common stock of Interactive Brokers Group, Inc. filed on July 10, 2009).
Exhibit 2 Note Purchase Agreement, dated December 4, 2009, among Xata Corporation, TCV VII, L.P., TCV VII(A), L.P., TCV Member Fund, L.P., Trident Capital Fund-V, L.P., Trident Capital Fund-V Affiliates Fund, L.P., Trident Capital Fund-V Affiliates Fund (Q), L.P., Trident Capital Fund-V Principals Fund, L.P., Trident Capital Parallel Fund-V, C.V., and GW 2001 Fund, L.P.

Exhibit 3	Form of Senior Mandatorily Convertible Promissory Note of Xata Corporation

Exhibit 4	Form of Support Agreements entered into among TCV VII, L.P. and TCV VII(A), L.P and each of (i) John Deere Special Technologies Group, Inc., (ii) GW 2001 Fund, L.P. and Weber Capital Partners II, L.P, and (iii) Trident Capital Fund-V, L.P., Trident Capital Fund-V Affiliates Fund, L.P., Trident Capital Fund-V Affiliates Fund (Q), L.P., Trident Capital Fund-V Principals Fund, L.P., Trident Capital Parallel Fund-V, C.V.

Exhibit 5	Certificate of Designation of Preferences of Series G Preferred Stock of Xata Corporation

Exhibit 6	Form of Warrant to Purchase Common Stock of Xata Corporation

Exhibit 7	Investor Rights Agreement, dated December 4, 2009, among Xata Corporation., TCV VII, L.P., TCV VII(A), L.P., and TCV Member Fund, L.P.

Exhibit 8	Voting Agreement, dated December 4, 2009, among Xata Corporation., TCV VII, L.P., TCV VII(A), L.P., TCV Member Fund, L.P., and John Deere Special Technologies Group, Inc.

Exhibit 9	Indemnification Agreement, dated December 4, 2009, among Xata Corporation., TCV VII, L.P., TCV VII(A), L.P., and TCV Member Fund, L.P.

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: December 11, 2009

TCV VII, L.P.
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
Its: Authorized Signatory

TCV VII(A), L.P.
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
Its: Authorized Signatory

TCV MEMBER FUND, L.P.
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
Its: Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT VII, L.P.
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
Its: Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT VII, LTD.
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
Its: Authorized Signatory

JAY C. HOAG
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
Its: Authorized Signatory

RICHARD H. KIMBALL
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
Its: Authorized Signatory

JOHN L. DREW
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
Its: Authorized Signatory

JON Q. REYNOLDS JR.
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
Its: Authorized Signatory

WILLIAM J. G. GRIFFITH IV
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
Its: Authorized Signatory

ROBERT W. TRUDEAU
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
Its: Authorized Signatory

CHRISTOPHER P. MARSHALL
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
Its: Authorized Signatory

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement (incorporated by reference from Exhibit 1 to Schedule 13D relating to the common stock of Interactive Brokers Group, Inc. filed on July 10, 2009).

Exhibit 2	Note Purchase Agreement, dated December 4, 2009, among Xata Corporation, TCV VII, L.P., TCV VII(A), L.P., TCV Member Fund, L.P., Trident Capital Fund-V, L.P., Trident Capital Fund-V Affiliates Fund, L.P., Trident Capital Fund-V Affiliates Fund (Q), L.P., Trident Capital Fund-V Principals Fund, L.P., Trident Capital Parallel Fund-V, C.V., and GW 2001 Fund, L.P.

Exhibit 3	Form of Senior Mandatorily Convertible Promissory Note of Xata Corporation

Exhibit 4	Form of Support Agreements entered into among TCV VII, L.P. and TCV VII(A), L.P and each of (i) John Deere Special Technologies Group, Inc., (ii) GW 2001 Fund, L.P. and Weber Capital Partners II, L.P, and (iii) Trident Capital Fund-V, L.P., Trident Capital Fund-V Affiliates Fund, L.P., Trident Capital Fund-V Affiliates Fund (Q), L.P., Trident Capital Fund-V Principals Fund, L.P., Trident Capital Parallel Fund-V, C.V.

Exhibit 5	Certificate of Designation of Preferences of Series G Preferred Stock of Xata Corporation

Exhibit 6	Form of Warrant to Purchase Common Stock of Xata Corporation

Exhibit 7	Investor Rights Agreement, dated December 4, 2009, among Xata Corporation., TCV VII, L.P., TCV VII(A), L.P., and TCV Member Fund, L.P.

Exhibit 8	Voting Agreement, dated December 4, 2009, among Xata Corporation., TCV VII, L.P., TCV VII(A), L.P., TCV Member Fund, L.P., and John Deere Special Technologies Group, Inc.

Exhibit 9	Indemnification Agreement, dated December 4, 2009, among Xata Corporation., TCV VII, L.P., TCV VII(A), L.P., and TCV Member Fund, L.P.